UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.______)*


                               MDC Partners Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                       Class A Subordinate Voting Shares
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   552697104
                        ------------------------------
                                 (CUSIP Number)

December 31, 2005
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)


CUSIP NO. 552697104
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.
      13-2649199
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [  ]
      (b) [x]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
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 4    CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware
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              5    SOLE VOTING POWER  0
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  1,685,734
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER  0
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  1,685,734
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,685,734
-------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)[ x]
-------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)  7.1%
-------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
      IA
-------------------------------------------------------------------------------



Item 1

    (a)  Name of Issuer

         MDC Partners Inc.

    (b)  Address of Issuer's Principal Executive Offices

         45 HAZELTON AVE
         TORONTO ONTARIO CANA A6 M5R 2E3
Item 2

    (a)  Name of Person Filing

          Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.

    (b)  Address of Principal Business Office or, if none, Residence

          909 Third Avenue, New York, NY  10022

    (c)  Citizenship

         Weiss, Peck & Greer Investments is a division of Robeco USA, L.L.C., organized under the laws of the State of Delaware.

(d)	Title of Class of Securities

        Class A Subordinate Voting Shares

(e)	CUSIP Number

        552697104

Item 3. If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a)  [  ]  Broker or dealer registered under section 15 of the Act

    (b)  [  ] Bank as defined in section 3(a)(6) of the Act

    (c)  [  ] Insurance company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

    (e)  [X ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

    (j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:

        Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.:
        1,685,734 as of December 31, 2005

    (b) Percent of class:

        Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.:
        7.1% based on 23,718,113 shares
								outstanding

    (c) Number of shares as to which the person has:

       (i) Sole power to vote or to direct the vote

           Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.: 0

       (ii) Shared power to vote or to direct the vote

           Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.:
           1,685,734 as of December 31, 2005

       (iii) Sole power to dispose or to direct the disposition of

           Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.: 0

       (iv) Shared power to dispose or to direct the disposition of

           Weiss, Peck & Greer Investments, a division of Robeco USA, L.L.C.:
           1,685,734 as of December 31, 2005


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

This statement on Schedule 13G ("Schedule 13G") is filed by Robeco USA, L.L.C. ("Robeco"), a Delaware limited liability company which is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to 1,685,734 shares of Class A Subordinate Voting Shares of MDC Partners Inc. (the "Common Stock") held by Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. at December 31, 2005 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, Weiss Peck & Greer Investments, a division of Robeco USA, L.L.C. may be deemed to be a "beneficial owner" of such Common Stock. To the knowledge of Robeco, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.
Not applicable.

Item 9.  Notice of Dissolution of a Group

Not applicable.

Item 10.  Certification


              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 13, 2006
                                         ----------------------------------
                                                       Date

                                                /s/ Mary Ann Iudice
                                         ----------------------------------
                                                     Signature

                                             Chief Compliance Officer,
                                           Weiss Peck & Greer Investments
                                         ----------------------------------
                                                     Name/Title


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

ACN/Form 13G  (C) 2001: Advisor Consultant Network, Inc.